UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 41)*

The Marcus Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

566330106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Stephen H. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,698,242(1)
	6	SHARED VOTING POWER 58,073
	7	SOLE DISPOSITIVE POWER 76,997
	8	SHARED DISPOSITIVE POWER 58,073
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,315 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Includes 4,499,350 shares beneficially owned by Matinee Fifteen Holdings, LLC.  As of December 31, 2020, Stephen H. Marcus and trusts that he established (and of which he is a beneficiary) held 19.9% of the membership units of Matinee Fifteen Holdings, LLC.

1		NAME OF REPORTING PERSONS Matinee Fifteen Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,521,245
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,521,245
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,521,245
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

The Marcus Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 East Wisconsin Avenue, Suite 2900, Milwaukee, WI  53202

Item 2(a).	Name of Person Filing:

The filers of this Schedule 13G are:  (i) Stephen H. Marcus (“Mr. Marcus”) and  (ii) Matinee Fifteen Holdings, LLC (“Matinee Fifteen”).  As of December 31, 2020, Mr. Marcus, and trusts that he established (and of which he is a beneficiary) held 19.9% of the membership units of Matinee Fifteen.  Attached as Exhibit 1 hereto is an agreement between Mr. Marcus and Matinee Fifteen that this Schedule 13G amendment is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(For each of Mr. Marcus and Matinee Fifteen)
c/o The Marcus Corporation, 100 East Wisconsin Avenue, Suite 1900, Milwaukee, Wisconsin  53202

Item 2(c).	Citizenship:

Mr. Marcus is a United States citizen.

Matinee Fifteen is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

566330106

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

Mr. Marcus

(a)	Amount Beneficially Owned: 4,756,315

(b)	Percent of Class: 17.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,698,242

(ii)	shared power to vote or to direct the vote: 58,073

(iii)	sole power to dispose or to direct the disposition of: 76,997

(iv)	shared power to dispose or to direct the disposition of: 58,073

Other than with respect to (i) 6,003 shares of Common Stock (which Mr. Marcus shares voting and dispositive power), and (ii) 21,895 shares of Common Stock (which Mr. Marcus has sole voting and no dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis.  The percent of class figure assumes conversion of all shares of Class B Common Stock held by Mr. Marcus into shares of Common Stock.
Mr. Marcus’ beneficial ownership consists of the following:
(i)	6,003 shares of Common Stock held by a trust whereby Mr. Marcus serves as Trustee;

(ii)	21,895 shares of Common Stock held by Matinee Fifteen;

(iii)	4,499,350 shares of Class B Common Stock held by Matinee Fifteen;

(iv)	100,000 shares of Class B Common Stock held by Matinee Fifteen Holdings 2, LLC;

(v)	76,997 shares of Class B Common Stock held by the Stephen H. Marcus 1990 Revocable Trust;

(vi)	50,845 shares of Class B Common Stock held by the Ben and Celia Marcus 1992 Revocable Trust F/B/O Stephen H. Marcus; and

(vii)	1,225 shares of Class B Common Stock held by trusts whereby Mr. Marcus serves as Trustee.

The trusts, Matinee Fifteen Holdings 2, LLC and Mr. Marcus, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.
Matinee Fifteen

(a)	Amount Beneficially Owned: 4,521,245

(b)	Percent of Class: 16.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,521,245

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,521,245

(iv)	shared power to dispose or to direct the disposition of: 0

Other than with respect to 21,895 shares of Common Stock, all of the reported beneficial ownership of Common Stock held by Matinee Fifteen results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis.  The percent of class figure assumes conversion of all shares of Class B Common Stock held by Matinee Fifteen into shares of Common Stock.
Matinee Fifteen has the right to receive dividends and proceeds from the sale of securities held thereby.
Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed January 21, 2010).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2021

/s/ Stephen H. Marcus
Stephen H. Marcus

MATINEE FIFTEEN HOLDINGS, LLC

By:   /s/ Stephen H. Marcus
Stephen H. Marcus
Manager